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Exhibit 12.1

The Estée Lauder Companies Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratio data)

		Fiscal Years
	Three Months Ended September 30, 2008
		2008	2007	2006	2005	2004
Fixed Charges
Interest expense(1)	$16.9	$76.0	$47.9	$36.1	$25.3	$35.7
Rental expense	16.5	58.2	55.2	53.7	40.0	38.0

Total Fixed Charges	33.4	134.2	103.1	89.8	65.3	73.7

Earnings available for fixed charges:
Earnings before income taxes, minority interest and discontinued operations	77.2	743.9	711.0	595.8	712.9	621.8
Add fixed charges	33.4	134.2	103.1	89.8	65.3	73.7

Total earnings available for fixed charges	$110.6	$878.1	$814.1	$685.6	$778.2	$695.5

Ratio of earnings to fixed charges(2)	3.31	6.54	7.90	7.64	11.92	9.44

(1)
Includes dividends on redeemable preferred stock of $17.4 million in FY2004; $0.885 million in FY2005 and $0.459 million in FY2006.

(2)
The ratio of earnings to fixed charges has been computed by dividing earnings before income taxes, minority interest, discontinued operations and fixed charges by fixed charges. This ratio includes the earnings and fixed charges of The Estée Lauder Companies Inc. and its consolidated subsidiaries. Fixed charges consist of interest and related charges on debt and the portion of rentals for real and personal properties in an amount deemed to be representative of the interest factor.

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  Exhibit 12.1
The Estée Lauder Companies Inc. Computation of Ratio of Earnings to Fixed Charges (In millions, except ratio data)